Filed pursuant to Rule 424(b)(3)
File No. 333-290670

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated July 17, 2026
to
Prospectus dated June 2, 2026

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. (“FS Credit REIT”) dated June 2, 2026 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 31 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•to disclose the transaction price for each class of our common stock as of August 1, 2026;
•to disclose the calculation of our June 30, 2026 net asset value (“NAV”) per share for all share classes;
•to provide a market update;
•to provide updates to our portfolio and our business;
•to provide an update regarding our financing arrangements; and
•to provide an update to the status of our current public offering.

August 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2026 (and repurchases as of July 31, 2026) is as follows:

Transaction Price (per share)
Class S	$24.7613
Class T	$24.5010
Class D	$24.5548
Class M	$24.6254
Class I	$23.8409
Class F*	$25.1388
Class Y*	$23.8282
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*We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The August 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2026. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since June 30, 2026 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2026 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fscreit.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2026.

The following table provides a breakdown of the major components of our total NAV as of June 30, 2026 (dollar amounts in thousands):

Components of NAV	June 30, 2026
Loans receivable	$8,490,989
Investment in real estate	682,104
Mortgage-backed securities held-to-maturity	88,673
Mortgage-backed securities, at fair value	246,127
Cash and cash equivalents	174,994
Restricted cash	39,273
Other assets	157,672
Collateralized loan obligation, net of deferred financing costs	(3,317,879)
Repurchase agreements payable, net of deferred financing costs	(2,263,855)
Credit facility payable, net of deferred financing costs	(1,121,452)
Mortgage note, net of deferred financing costs	(124,700)
Accrued stockholder servicing fees(1)	(2,127)
Other liabilities	(81,554)
Net asset value	$2,968,265
Number of outstanding shares	121,759,619

(1)
Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of June 30, 2026, we accrued under GAAP $84,402 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2026 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,648,640	$16,273	$8,693	$84,260	$1,175,649	$14,647	$20,103	$2,968,265
Number of outstanding shares	66,581,300	664,169	354,021	3,421,662	49,312,173	582,636	843,658	121,759,619
NAV per Share as of June 30, 2026	$24.7613	$24.5010	$24.5548	$24.6254	$23.8409	$25.1388	$23.8282

Market Update
U.S. Treasury yields rose across the curve in June as resilient economic data and persistent inflation pressures reinforced expectations that policy rates may remain higher for longer. The 2-year yield rose 17 bps in June to 4.18% while the and the 10-year rose 3 bps to 4.47%. Year to date, 2- and 10-year yields are up 70 bps and 30 bps, respectively. The Bloomberg U.S. Aggregate Index returned 0.24% in May. Amid persistent interest rate volatility over the past five years, it has produced a modest return of just 0.18%.
CRE transaction volume was mixed in May while property pricing continued to stabilize.
•Commercial property transaction volume totaled approximately $42.0 billion in May, up 15% year over year, supported by a sharp increase in portfolio and entity-level deals. However, this strength masked weaker underlying trends, as single-asset transactions—generally a better indicator of market sentiment—declined (‑13% YoY), and continues to point to a cautious market environment.1
•Property prices rose 1.6% year over year in May, marking the strongest pace since early 2025 and reinforcing property values’ stabilization trend. Among major property types, suburban office (+4.6%) saw the strongest gains and offset a -1.5% annual decline in apartment property prices.1
Fundamentals across most property types remain supportive.
•Surging borrowing costs in recent years suppressed construction activity and led to a sharp reduction in completions last year, which should remain in place over the next 2-3 years. Multifamily and industrial completions have seen the largest declines, while supply growth in retail and office remains minimal.
•Meanwhile, NOI and occupancy levels remain healthy across sectors.
•As noted, even the office market, where weakness persists primarily among older properties that feature fewer modern amenities, appears to be turning a corner as recent months’ pricing and volume attest.1
In an environment where property fundamentals are stabilizing but capital appreciation has yet to return as a meaningful driver of returns, debt may offer the most efficient way to generate return while preserving capital.
The need for capital to refinance maturing loans is substantial. Roughly $2.1 trillion in CRE debt—more than a third of all outstanding—will mature by the end of 2028. This presents a significant opportunity for lenders to refinance existing loans on more favorable terms or originate new loans in a more disciplined underwriting environment.
Performance update
FS Credit REIT generated positive total returns across all share classes in June as monthly distributions offset net asset value (NAV) depreciation of approximately $0.02 across all share classes.
As of June 30, 2026, FS Credit REIT has achieved 75 consecutive months of positive total returns across varying macroeconomic conditions and financial markets including a highly volatile rate environment.
FS Credit REIT’s excess income (Class I shares) over three-month U.S. Treasury bills was approximately 364 bps as of June 30, 2026.
•The current annualized distribution rate is 7.44% for Class I shares, 6.92% for Class D shares, 6.90% for Class M shares, 6.30% for Class S shares, 6.37% for Class T shares, 8.29% for Class F shares and 8.76% for Class Y shares based on the August 1, 2026 transaction price.
•The tax equivalent distribution rate is 8.31% for Class I shares, 7.73% for Class D shares, 7.71% for Class M shares, 7.04% for Class S shares, 7.12% for Class T shares, 9.26% for Class F shares and 9.79% for Class Y shares based on the August 1, 2026 transaction price. 2
We met 100% of repurchase requests in June.
Portfolio highlights
In June, we closed on two loans totaling approximately $594.2 million, including:
•A $515.0 million loan secured by a 5.2 million-square-foot, 14-property industrial portfolio located across key Western and Midwestern U.S. logistics markets, including the Inland Empire, Central Valley, East Bay, San Diego,
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(1)    MSCI Real Capital Analytics as of May 2026, latest data available.
(2)    The passage of the One Big Beautiful Bill Act on July 4, 2025, made permanent a deduction of up to 20% of qualified REIT dividends for non-corporate investors. The tax-equivalent distribution rate represents the distribution rate required for a fully taxable investment to deliver the same after-tax income as a REIT. For example, assuming a 37% federal tax bracket, the distribution rate (or yield) on a fully taxable investment would need to be 8.31% to match the after-tax income of a REIT with an annualized distribution rate of 7.44%.

Los Angeles, Phoenix, Indianapolis, and Salt Lake City. Sponsored by Blackstone and Stockbridge, the portfolio has maintained approximately 95% occupancy since 2019. Recent tenant move-outs have created near-term vacancy concentrated in a handful of assets. Recent vacancies provide an opportunity to potentially capture higher rents through re-leasing. The tenant base includes 84 users spanning logistics, supply chain, consumer goods, and light manufacturing industries with a 3.4-year weighted average lease term that extends beyond the initial loan term. Following month-end, we sold $146 million of the loan to a third party, leaving FS Credit REIT with a net exposure of $369 million.
•A $79.2 million senior loan secured by a 263,000 square foot office portfolio in Manhattan's Flatiron neighborhood. The portfolio is approximately 70% leased to a diversified tenant base, with a 5.1-year weighted average lease term extending beyond the initial loan term. The properties feature boutique loft-style office space that appeals to the many Technology, Advertising, Media, & Information Services (TAMI) tenants concentrated within the submarket. Acquired at a conservative loan basis, the transaction offers an opportunity to create value through lease-up and tax-abatement savings, supported by institutional sponsorship and a high-quality location within one of Manhattan's most desirable office submarkets.
Assets on nonaccrual represented 3.00% of the portfolio as of June 30, 2026.3 We are actively working to reduce the non-accruals in a way that we believe can help maximize shareholder value, whether through refinancing the loans, taking ownership of the property or selling the loan to a new buyer.
We believe the commercial real estate market is at an inflection point today, supported by stabilization in property values across sectors, gradually improving transaction volume and resilient fundamentals.
In our view, the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:
•Debt-focused nature of our strategy as we believe forward returns in CRE will largely be driven by income generation compared to price appreciation.
•Relative level of income above cash yields. FS Credit REIT offers an attractive level of excess income over risk-free rates. In addition, the tax-advantaged nature of our distributions allows individual investors to deduct up to 20% of qualified REIT dividends under Section 199A, resulting in a highly attractive tax-equivalent and after-tax yield that compares favorably with many corporate private credit investments.
•Available liquidity for new investments. We have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering, and the natural turnover of the portfolio—positions us to capitalize on a robust new origination pipeline.
•Continued strong performance of the portfolio. FS Credit REIT has generated positive total returns in 99 out of 101 months; its largest monthly drawdown was just -0.27% in March 2020.
•High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority over equity investors (property owners). They are first to be paid from rental income and are last to absorb losses if property values decline. Approximately 88% of FS Credit REIT’s portfolio is comprised of private senior loans that are held to maturity at amortized cost and subject to impairment. Therefore, the net asset value is determined primarily on fundamental value rather than market sentiment.
•Deep experience of Future Standard and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the level of loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.
•Geographically diversified composition of our approximately $9.9 billion portfolio, weighted to multifamily properties.
•The long-term nature of our borrowings. Approximately 94% of FS Credit REIT’s borrowings are financed through matched-term facilities, and approximately 80% through matched-term, non-mark-to-market facilities. This financing approach helps stabilize performance across changing rate environments, manage risk and support long-term returns.

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(3)    Represents non-accrual debt investments as a percentage of FS Credit Real Estate Income Trust, Inc.’s total debt portfolio.

Financing Arrangements
CO-1 Facility
On June 22, 2026, CO-1 Facility entered into Amendment No. 2 to Master Repurchase Agreement, or Amendment No. 2, amending that certain Master Repurchase Agreement and Securities Contract Agreement dated as of November 19, 2025 with Capital One, National Association, as buyer. Amendment No. 2 provides for, among other things, an increase in the maximum facility amount to $750.0 million and an extension of the availability period expiration date to November 19, 2027.

Status of our Offering
We are currently offering on a continuous basis up to $2.5 billion in shares of common stock, consisting of up to $2.25 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 2,187,327 shares of our common stock (consisting of 1,101,103 Class S shares, 1,072,050 Class I shares, 7,881 Class T shares, 1,221 Class D shares, and 5,072 Class M shares) in the primary offering for total proceeds of $53.31 million and (ii) 350,931 shares of our common stock (consisting of 185,657 Class S shares, 157,249 Class I shares, 1,717 Class T shares, 775 Class D shares, and 5,533 Class M shares) pursuant to our distribution reinvestment plan for a total value of $8.55 million.